ADGERO BIOPHARMACEUTICALS HOLDINGS, INC.

4365 US 1 South, STE 211

Princeton, New Jersey 08540

September 27, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re	:	Adgero Biopharmaceuticals Holdings, Inc. (the “Company”) Request to Withdraw Registration Statement on Form S-1 (and all amendments and exhibits) (SEC File No. 333-216052)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s registration statement on Form S-1 (File No. 333-216052), filed with the Commission on February 14, 2017, Amendment No. 1 to such registration statement, filed with the Commission on April 11, 2017, and Amendment No. 2 to such registration statement, filed with the Commission on October 17, 2017 (such registration statement and the amendments to such registration statement, together with all exhibits, collectively, the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the Registration Statement was not declared effective by the Commission and no securities of the Company were sold pursuant to the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

In accordance with Rule 477(c) under the Securities Act, the Company respectfully advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act, following the withdrawal of the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact me at 609-917-9787 or our outside counsel, Michael Lerner of Lowenstein Sander LLP, at 973-597-6394.

Very truly yours,

ADGERO BIOPHARMACEUTICALS
HOLDINGS, INC.

By:	/s/ John Liatos
John Liatos
Chief Financial Officer